OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6-K	OMB Number: 3235-0116 Expires: August 31, 2005 Estimated average burden hours per response 6.20

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of                      December         , 2004   ..

.

Commission File Number               0-28816

Richmont Mines Inc.

(Translation of registrant’s name into English)
110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc.
(Registrant)

Date	December 3, 2004	By	Jean-Yves Laliberté (signed)
(Signature)*
Jean-Yves Laliberté
* Print the name and title under the signature of the signing officer.			Vice President, Finance

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained In this form are not required to respond unless the form displays a currently valid OMB control number.

Richmont Mines Inc.	Patricia Mining Corp.
1 Place-Ville-Marie Suite 2130 Montreal, QC H3B 2C6 CANADA	8 King Street East Suite 1300 Toronto, ON CANADA M5C 1B5
Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com	Tel.: (416) 214-4900 Fax: (416) 864-0620 www.patriciamining.com

NEWS RELEASE

RICHMONT MINES EXERCISES ITS OPTION TO ACQUIRE 55%

OF THE ISLAND GOLD PROJECT

MONTREAL, December 3, 2004 – Richmont Mines Inc. (Richmont Mines) and Patricia Mining Corp. (Patricia Mining) are pleased to announce that Richmont Mines has exercised its option to acquire a 55% interest in the Island Gold project, located near Dubreuilville, Ontario. Patricia Mining will retain its role as project manager during a transition period, and Richmont Mines will become project operator as of January 1, 2005.

Context

In September 2003, Richmont Mines and Patricia Mining entered into an option agreement giving Richmont Mines the right to acquire a majority interest in the Island Gold project by investing up to $10 million to bring the project into production. Richmont Mines made a private placement of $1 million in Patricia Mining, and Patricia Mining committed to complete a $2.5 million exploration program to evaluate the resources in the Island deposit (formerly known as the Island zone). This program was completed in October 2004. In November, Patricia Mining submitted a National Instrument 43-101 (NI 43-101) report to Richmont Mines, which then had 90 days to exercise its option.

NI 43-101 Technical Reports

After completing its exploration program in 2004, Patricia Mining retained the services of Roscoe Postle Associates Inc. (RPA) to prepare a NI 43-101 report on the Island deposit using a narrow vein interpretation model of the Island deposit. According to this report, the indicated resources are 272,000 tonnes at an average grade of 12.3 g/t Au, or 108,000 ounces of gold. Furthermore, the inferred resources are estimated to be 275,000 tonnes at an average grade of 13.1 g/t, representing 116,000 ounces of gold. These resources were estimated using a cutoff grade of 6 g/t Au and high assays were cut to 75 g/t Au.

In November 2002, a NI 43-101 technical report prepared by Eric Kallio, P. Geo., estimated that the inferred resources for the project’s five zones totaled 2,034,000 tonnes at an average grade of 8.3 g/t Au, or 544,190 ounces of gold. Based on a bulk mining approach and using a cutoff grade of 5 g/t Au, one of these zones, the Island zone, contained inferred resources of 515,000 tonnes at an average grade of 7.35 g/t Au, or 121,906 ounces of gold. RPA has not reviewed this report.

The results of the narrow vein interpretation and the additional data from the most recent exploration program confirmed over 500,000 tonnes of resources and significantly increased the average grade of the Island deposit. The Island deposit is still open at depth and along strike.

Richmont Mines Inc.	Patricia Mining Corp.

Work in progress

An additional exploration program comprising 4,500 meters of drilling is currently under way to verify the extension of the Island deposit between the depths of 330 and 430 meters and laterally over 200 meters. Richmont Mines is currently mobilizing equipment and personnel to the site to prepare for the next phase of work.

Outlook

The infrastructures in place represent a considerable advantage with regard to the development of this property. The access ramp extending to a vertical depth of 160 meters, the underground drifts, the modern mill with a capacity of 650 tonnes per day and the numerous surface buildings will significantly reduce capital needs and lead times.

Richmont Mines and Patricia Mining are very encouraged with the results of the underground drilling program and are devoted to maximizing the potential of this project and advancing it into Ontario’s next gold mine.

The main work scheduled to be done on the Island Gold project in the months ahead involves extending the access ramp and additional drilling in the Island and Lochalsh zones with the objective of increasing the indicated and inferred resources and advancing the Island Project towards a production decision.

National Instrument 43-101

This news release was reviewed and approved by Luke Evans, M.Sc., P.Eng., and Peter Hubacheck, P.Geo., who have been deemed “qualified persons” as defined by National Instrument 43-301 for the assessment of this project. Jules Riopel, M.Sc., the qualified person for Richmont Mines has also reviewed and approved this press release. This news release was jointly prepared by the management teams of both companies, who are entirely responsible for its content. Toronto Stock Exchange and TSX Venture Exchange officials have not reviewed the information in this document and accept no responsibility for the adequacy or accuracy of this news release.

Forward-looking statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in periodic reports from Richmont Mines Inc. and Patricia Mining Corp.

For more information, contact:

Richmont Mines Inc.

Patricia Mining Corp.

Martin Rivard

Jean-Pierre Chauvin

Executive Vice President

President and CEO

Telephone:

(514) 397-1410

Telephone:

(416) 214-4900

Fax:

(514) 397-8620

Fax:

(416) 864-0620

Trading symbol: RIC

Trading symbol: PAT

Listings: TSX – Amex

Listings: TSX Venture Exchange

Web site: www.richmont-mines.com

Web site: www.patriciamining.com